06004707

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 28 2006 SEC MAIL PROCESSING SECTION WASH., D.C. 213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51757

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Premier Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8610 Broadway, Ste. 100
(No. and Street)

San Antonio (City) Texas (State) 78217 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hugh J. Graham (210) 804-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Hanke Group, P.C.
(Name – *if individual, state last, first, middle name*)

10101 Reunion Place, Suite 750, San Antonio, TX 78216
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hugh J. Graham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Premier Group, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public

DEBRA K. HOFSTETTER
MY COMMISSION EXPIRES
August 20, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE PREMIER GROUP, INC.

Financial Statements
and Supplemental Information

December 31, 2005

HANKE
GROUP
A PROFESSIONAL CORPORATION OF
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS **PAGE**

Independent Auditor's Report. 1

Financial Statements:

Statement of Financial Condition as of December 31, 2005. 2

Statement of Operations Year Ended December 31, 2005. 3

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2005. 4

Statement of Cash Flows Year Ended December 31, 2005. 5

Notes to Financial Statements. 6

Supplemental Information:

Computation of Net Capital (Rule 15c3-1) as of December 31, 2005. 8

Computation for Determination of Reserve Requirements (Rule 15c3-3)
as of December 31, 2005. 9

Independent Auditor's Report on Internal Controls Required by SEC Rule 17a-5. 10

HANKE GROUP

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
The Premier Group, Inc.

We have audited the accompanying statement of financial condition of The Premier Group, Inc. (a Texas Corporation), as of December 31, 2005, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of The Premier Group, Inc., as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. The information contained on pages 8 and 9 has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Hanke Group, P.C.

San Antonio, Texas
January 19, 2006

THE PREMIER GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS:		
Cash	$	5,225
Certificate of deposit		10,000
Employee advances		4,977
Prepaid expenses		6,070
TOTAL	$	26,272

LIABILITIES AND SHAREHOLDER'S EQUITY

SHAREHOLDER'S EQUITY:		
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	$	25,000
Paid-in capital		15,492
Retained deficit		(14,220)
TOTAL	$	26,272

THE PREMIER GROUP, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Fee Income	$ 476,888
GENERAL AND ADMINISTRATIVE EXPENSES:	
Salaries, commissions and benefits	455,479
Licenses, fees and taxes	11,364
Professional fees	8,410
Office	26,663
	501,916
NET LOSS	$ (25,028)

THE PREMIER GROUP, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCE at December 31, 2004	$ 25,000	$ 15,492	$ 10,808	$ 51,300
NET LOSS	-	-	(25,028)	(25,028)
BALANCE at December 31, 2005	$ 25,000	$ 15,492	$ (14,220)	$ 26,272

See notes to financial statements.

THE PREMIER GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES:	
Net income	$ (25,028)
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in accounts receivable	14,114
Increase in prepaid expenses	(569)
Decrease in accounts payable and accrued expenses	168
Net cash used in operating activities	(11,315)
NET DECREASE IN CASH	(11,315)
CASH at December 31, 2004	16,540
CASH at December 31, 2005	$ 5,225

See notes to financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

General - The Premier Group, Inc. (the Company), was formed in April 1999 for the purpose of selling direct participation oil and gas programs for drilling companies in Texas. During 2005, the Company sold programs only for Premier Minerals, Inc. (Premier). The 100% shareholder of the Company is an employee, shareholder, and officer of Premier.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Flows - For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include cash on hand, demand deposits, and certificates of deposit or other highly liquid investments with original maturities of three months or less.

Income Tax - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

2. FEDERAL INCOME TAX

At December 31, 2005, there are no material differences, other than the allowance for doubtful accounts, between net income for financial reporting purposes and net taxable income. A deferred tax asset has been recognized for this allowance. A reconciliation of the 2005 income tax expense to the amount computed by applying the statutory federal income tax rate of 34% is summarized below:

Income tax expense at statutory rate	$ (8,510)
Allowance for net operating loss utilization	8,510
	$ -

The Company has a net operating loss carryforward of $35,612 which can be used to offset future taxable income. This carryforward begins to expire in 2023. Due to the uncertainty of the Company's ability to utilize this carryforward, the deferred benefit associated with this carryforward has been reserved.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Paragraph 15c3-1(2) of the rule, which requires that the Company maintain minimum net capital, as defined, of not less than $5,000. (The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than $5,000.) At December 31, 2005, the Company had net capital, as defined, of $15,025.

4. RELATED PARTY TRANSACTIONS

As discussed in Note 1, the Company derives all of its income from the sale of direct participation oil and gas programs for Premier. Pursuant to this agreement, the Company receives commissions equal to 15% of the total cost of the program units sold by brokers of the Company. Additionally, Premier pays the Company's share of rent, salaries, and benefits. The Company reimburses Premier for one-half of office supplies and utilities.

5. LITIGATION

In April 2004, a lawsuit seeking the return of $1,250,000 of drilling fund investments plus attorney fees was filed by an investor against the Company, Premier, and the shareholder of the Company for allegations of violating the Texas Securities Act, fraud, misrepresentation, conspiracy, and breach of contract regarding investments in oil and gas joint ventures. During 2005 the lawsuit was settled without admission of wrong-doing with Premier agreeing to repay the investor $1,000,000 in return for all of the investor's mineral interests in producing wells originally purchased. The Company, as a party to the settlement, is contingently liable for any amounts that Premier is unable to pay. The total unpaid portion of the settlement at December 31, 2005, is $743,750.

SUPPLEMENTAL INFORMATION

THE PREMIER GROUP, INC.

COMPUTATION OF NET CAPITAL
(AS DEFINED WITHIN SECURITIES ACT OF 1934 RULE 15c3-1)
DECEMBER 31, 2005

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	
DEDUCT SHAREHOLDER'S EQUITY NOT ALLOWABLE FOR NET CAPITAL	$ 26,272
TOTAL SHAREHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	26,272
ADD:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Other allowable credits	-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	26,272
DEDUCTIONS AND/OR CHARGES:	
Total non-allowable assets from statement of financial condition	11,047
Secured demand note deficiency	-
Commodity futures contracts and spot commodities	-
Other deductions and/or charges	-
	11,047
OTHER ADDITIONS:	
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (HAIRCUTS ON SECURITIES COMPUTED WHERE APPLICABLE)	15,225
Contractual securities commitments	-
Deficit in securities collateralizing secured demand notes	-
Trading and investment securities	-
Undue concentrations	-
Other	(200)
NET CAPITAL	$ 15,025

THE PREMIER GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMPUTATION OF NET CAPITAL UNDER 15c3-1 DECEMBER 31, 2005

As of December 31, 2005, the Company is exempt from the provision of Rule 15c3-3 under Section 15c3-3(k)(2)(i):

"...The provisions of this section shall not be applicable to a broker or dealer... who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of The Premier Group, Inc...."

Computation of Net Capital under Rule 15c3-1:

There were no material differences between Net Capital as presented on page 8 herein, and the Company's presentation of Net Capital in Part IIA of Form X-17A-5 as of December 31, 2005.

HANKE GROUP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS REQUIRED BY SEC RULE 17a-5

To the Board of Directors
The Premier Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of The Premier Group, Inc., for the year ended December 31, 2005, we considered its internal controls in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by Rule 17a-13, (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

0101 Reunion Place, Suite 750 • San Antonio, TX 78216 • 210.341.9400 • fax 210.341.9434 • www.thehankegroup.com
Professional Corporation of Certified Public Accountants

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Hanke Group, P.C.

San Antonio, Texas
January 19, 2006